Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Matria Healthcare, Inc.:
We consent to the use of our reports dated March 20, 2007, with respect to the consolidated balance sheets of Matria Healthcare, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive earnings (loss), and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
KPMG LLP
Atlanta, Georgia
February 14, 2008